September 26, 2017

VIA EDGAR

Eric McPhee, Senior Staff Accountant, Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hersha Hospitality Trust
Form 10-K for year ended December 31, 2016
Filed February 24, 2017
File No. 001-14765

Form 8-K

Filed July 26, 2017

File No. 001-14765

Dear Mr. McPhee:

This letter is submitted on behalf of Hersha Hospitality Trust, a Maryland real estate investment trust (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s filings referenced above, as set forth in your letter dated September 12, 2017, to Mr. Ashish R. Parikh, Chief Financial Officer of the Company.

For convenience of reference, the Staff comment contained in your September 12, 2017 comment letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in your letter, and is followed by the corresponding response of the Company.

Form 10-K for the year ended December 31, 2016

Note 1. Organization and Summary of Significant Accounting Policies, page 68

Principles of Consolidation and Presentation, page 69

1.	We note your disclosure that all of your operating segments meet the aggregation criteria to be grouped as a single reportable segment. Please tell us how you considered the need to aggregate your operating segments into reportable segments by brand, property type, or geographic location. In your response, please explain to us in sufficient detail how you determined all of your operating segments meet the aggregation criteria of ASC Topic 280-10-50-11.

RESPONSE: The Company is a real estate investment trust whose primary function is to own investments in hotel properties in order to generate a return to our investors through the payment of cash dividends and appreciation of share value. We have ownership interests in 51 hotels, all located in the United

States. Our hotels are located primarily in urban gateway markets including New York City, Boston, Washington D.C., Miami, Los Angeles, and the Silicon Valley. Our acquisition and investment strategy consists of identifying underperforming hotel properties irrespective of brand, property type or geographic location, whereby we can implement efficient hotel operating strategies paired with strategic capital investment in order to drive our expected internal rate of return based on growth of key operating metrics and, resultantly, increased net asset value growth. As a real estate investment trust within the meaning of the Internal Revenue Code, we are prohibited from operating the hotels that we own and, therefore, outsource the management of our hotel operations to third party hotel management companies.

The Company’s analysis over segment reporting was completed using the guidance within ASC Topic 280 – Segment Reporting. As disclosed in Note 1 of our Form 10-K for the year ended December 31, 2016, we have concluded that each hotel meets the criteria to be considered an operating segment on its own merits. This conclusion was reached on the basis of available, discrete operating data for each individual hotel and how that data is utilized by our chief operating decision makers to formulate our operating and investment strategy of the Company, to manage our business, and to make resource allocation decisions. Specifically, our chief operating decision makers review the results of each hotel, individually, to assess the hotel’s profitability, the hotel’s performance relative to a self-defined competitive peer set, the hotel’s relative performance in comparison to market level data and internally generated forecast data for that hotel. Our chief operating decision makers are presented on a monthly basis with performance metrics such as occupancy, average daily rate, revenue per available room (“RevPAR”), gross operating profit (“GOP”), and earnings before interest, taxes, depreciation, and amortization (“EBITDA”) on an individual hotel basis. Our chief operating decision makers do not use aggregated data by brand, property type, or geography to formulate our operating and investment strategy, to manage our business, or to make decisions about resource allocation. Additionally, daily hotel operations are monitored on a recurring basis by the Company’s asset management function which is not organized by brand, property type, or geographic region nor are other management functions which report to our chief operating decision makers.

The Company evaluates the requirement to report separate information about each operating segment in accordance with ASC Topic 280-10-50-10, which states, in part, that a segment shall be reported separately if it exceeds the quantitative thresholds described in paragraph 280-10-50-12. Accordingly, a segment shall be reported separately, if any segment meets any of the following three quantitative thresholds:

a.	Its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments.

b.	The absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of either:

1.	The combined reported profit of all operating segments that did not report a loss

2.	The combined reported loss of all operating segments that did report a loss.

c.	Its assets are 10 percent or more of the combined assets of all operating segments.

Based on our evaluation of the three quantitative thresholds defined within Topic 280, no one hotel (operating segment) meets or exceeds the 10 percent threshold in any threshold test, the most significant property being 5.70% of the respective significance threshold.

The Company evaluated the aggregation of all of our hotels into a single reportable segment by utilizing the guidance in ASC Topic 280-10-50-11, which states:

“Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a.	The nature of the products and services

b.	The nature of the production processes

c.	The type or class of customer for their products and services

d.	The methods used to distribute their products or provide their services

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”

Our chief operating decision makers receive individual operating segment results which primarily focus on individual hotel EBITDA compared to forecast for each respective hotel. They will utilize certain hotel operating statistics such as occupancy, RevPAR, and margin percentages in order to analyze the individual hotel variances to forecast. Such data will be presented in summarized form in various ways including by top performer, by largest variance to forecast, and by geography. In evaluating these operating statistics for each operating segment, similarities in economic characteristics are not apparent whether comparing each hotel individually with one another or when operating segments are grouped by brand, property type or geographic location. The Company has determined that our operating segments meet the aggregation criteria based on the following facts and circumstances as they relate to the aggregation criteria stated above:

a.	Each offers the same products and services to our customers. We provide hotel rooms, food and beverage services, and banquet and meeting services to our customers.

b.	The Company utilizes third party hotel management companies to deliver our products and services to our customers across all of our properties.

c.	The Company serves the same customer type, the urban transient traveler, across all our properties.

d.	The Company utilizes the same methods to distribute our products and services across all our properties.

e.	The fifth aggregation criteria is not applicable since our industry, products, and services do not operate under regulatory supervision such as banking, insurance, etc.

The similarities of our operating segments with regard to the nature of products and services, production processes, types of customers, distribution methods, and regulatory environment would indicate that aggregation is appropriate. As mentioned above, individually each operating segment is below the threshold to require being reported separately and economic similarities among the operating segments, when compared individually or if grouped by brand, property type, or geography, are not apparent. As such, the Company has grouped its individual operating segments into one reportable segment.

Form 8-K filed July 26, 2017

Exhibit 99.1

2017 Outlook, page 4

We note that you provide full-year 2017 guidance ranges for Adjusted EBITDA and Adjusted FFO. Given the lack of similar quantitative reconciliation between the GAAP and non-GAAP information, please clarify how your presentation satisfies the requirements outlined within Item 10(e)(1)(i)(A) of Regulation S-K. Reference is also made to Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

RESPONSE: The Company acknowledges the Staff’s comment and the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. After further consideration, in future filings that include such guidance, the Company will provide a formal reconciliation of forward-looking non-GAAP measures within the Non-GAAP Measures section utilizing the following format:

	2017 Current Outlook				2017 Previous Outlook
($’s in millions except per share amounts)	Low		High		Low		High
Net income	$	XX	$	XX	$	XX	$	XX
Income allocated to noncontrolling interest		XX		XX		XX		XX
Income from unconsolidated joint ventures		XX		XX		XX		XX
Gain on disposition of hotel properties		XX		XX		XX		XX
Non-operating interest income		XX		XX		XX		XX
Distributions to Preferred Shareholders		XX		XX		XX		XX
Interest expense		XX		XX		XX		XX
Income tax expense (benefit)		XX		XX		XX		XX
Deferred costs written off in debt extinguishment		XX		XX		XX		XX
Depreciation and amortization		XX		XX		XX		XX
Acquisition and terminated transaction costs		XX		XX		XX		XX
Non-cash share based compensation expense		XX		XX		XX		XX
Straight-line amortization of ground lease expense		XX		XX		XX		XX

Adjusted EBITDA from consolidated hotel operations		XX		XX		XX		XX

Income from unconsolidated joint venture investments		XX		XX		XX		XX
Gain on remeasurement of investment in unconsolidated joint ventures		XX		XX		XX		XX
Depreciation and amortization of difference between purchase price and historical cost		XX		XX		XX		XX
Adjustment for interest in interest expense, depreciation and amortization of unconsolidated joint ventures		XX		XX		XX		XX

Adjusted EBITDA from unconsolidated joint venture operations		XX		XX		XX		XX

Adjusted EBITDA	$	XX	$	XX	$	XX	$	XX

	2017 Current Outlook				2017 Previous Outlook
(in millions, except shares and per share data)	Low		High		Low		High
Net income applicable to common shares	$	xx	$	xx	$	xx	$	xx
Income allocated to noncontrolling interest		xx		xx		xx		xx
Income from unconsolidated joint ventures		xx		xx		xx		xx
Gain on disposition of hotel properties		xx		xx		xx		xx
Depreciation and amortization		xx		xx		xx		xx

Funds from consolidated hotel operations applicable to common shares and Partnership units		xx		xx		xx		xx

Income from unconsolidated joint venture investments		xx		xx		xx		xx
Income from remeasurement of investment in unconsolidated joint ventures		xx		xx		xx		xx
Depreciation and amortization of difference between purchase price and historical cost		xx		xx		xx		xx
Interest in depreciation and amortization of unconsolidated joint ventures		xx		xx		xx		xx

Funds from unconsolidated joint venture operations applicable to common shares and Partnership units		xx		xx		xx		xx

Funds from Operations applicable to common shares and Partnership units		xx		xx		xx		xx

Non-cash share based compensation expense		xx		xx		xx		xx
Acquisition and terminated transaction costs		xx		xx		xx		xx
Tax expense related to gain from remeasurement of investment in unconsolidated joint venture		xx		xx		xx		xx
Amortization of deferred financing costs		xx		xx		xx		xx
Interest in amortization of deferred financing costs of unconsolidated joint venture		xx		xx		xx		xx
Amortization of discounts and premiums		xx		xx		xx		xx
Deferred financing costs and debt premium written off in debt extinguishment		xx		xx		xx		xx
Straight-line amortization of ground lease expense		xx		xx		xx		xx
Adjusted Funds from Operations	$	xx	$	xx	$	xx	$	xx

AFFO per Diluted Weighted Average Common Shares and Partnership Units Outstanding	$	xx	$	xx	$	xx	$	xx

Diluted Weighted Average Common Shares and Partnership Units Outstanding		xx		xx		xx		xx

Form 8-K filed July 26, 2017

Exhibit 99.1

Hotel EBITDA, page 14

In future filings, please revise to present a separate Hotel EBITDA reconciliation to comply with Item 10(e)(1)(i)(B) of Regulation S-K, which requires a reconciliation of non-GAAP financial measures disclosed or released with the most directly comparable GAAP measure (i.e. net income). This comment should also be applied to your presentation within the supplemental information posted on your website.

RESPONSE: In future filings and in supplemental information posted on our website, the Company will provide a formal reconciliation of the non-GAAP measure Hotel EBITDA utilizing the following format:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2017		2016		2017		2016
Operating Income	$	xx	$	xx	$	xx	$	xx
Depreciation and Amortization		xx		xx		xx		xx
Acquisition and Terminated Transaction Costs		xx		xx		xx		xx
General and Administrative		xx		xx		xx		xx
Share Based Compensation		xx		xx		xx		xx
Other		xx		xx		xx		xx

Hotel EBITDA	$	xx	$	xx	$	xx	$	xx

*****

Should you have any further questions or comments regarding the foregoing, please do not hesitate to contact the undersigned by phone at (717) 412-5715.

Very truly yours,

/s/ Michael R. Gillespie

Michael R. Gillespie
Chief Accounting Officer

cc:	Ashish R. Parikh
James V. Davidson